SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                  Schedule 14D-1
                              Tender Offer Statement
                                 (Amendment No. 1)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  WITH A COPY TO:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission on January 31, 1997 by HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase (i) 61,145,475 shares of Common Stock, no par value (the "Common Stock"), of ITT Corporation, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

                   (b) On January 31, 1997, Stephen F. Bollenbach, President and Chief Executive Officer of Parent, sent a letter to Rand V. Araskog, Chairman and Chief Executive Officer of the Company, requesting a meeting with Mr. Araskog or an opportunity to make a presentation to the Company's Board of Directors with respect to the benefits of the Offer and the Proposed Merger. The full text of Mr. Bollenbach's letter is filed herewith as Exhibit (g)(2) and is incorporated herein by reference.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (g) (2)   Text of Letter dated January 31, 1997 from Stephen
                   F. Bollenbach to Rand V. Araskog.







                                   SIGNATURE

             After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  January 31, 1997



                                       HILTON HOTELS CORPORATION



                                       By:  /s/  Matthew J. Hart
                                       Name:     Matthew J. Hart
                                       Title:    Executive Vice President
                                                   and Chief Financial
                                                   Officer


                                       HLT CORPORATION



                                       By:  /s/  Matthew J. Hart
                                       Name:     Matthew J. Hart
                                       Title:    President























                                       -2-